As filed with the Securities and Exchange Commission on January 21, 2022

File No. 000-56274

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 5

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

VINEBROOK HOMES TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	83-1268857
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 Crescent Court, Suite 700, Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Copies to:

Brian Mitts Chief Financial Officer, Assistant Secretary and Treasurer VineBrook Homes Trust, Inc. 300 Crescent Court, Suite 700 Dallas, Texas 75201 (214) 276-6300	Charlie Haag Justin Reinus Winston & Strawn LLP 2121 North Pearl Street, Suite 900 Dallas, Texas 75201 (214) 453-6500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☑

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note	1
Item 2. Financial Information.	2

i

Explanatory Note

VineBrook Homes Trust, Inc. (“we”, “us”, “our”, or the “Company”) is filing this fifth amendment, dated January 21, 2022 (“Amendment No. 5”), to its registration statement on Form 10, initially filed with the U.S. Securities and Exchange Commission on April 30, 2021 (the “Registration Statement”), solely to amend and restate the information in Item 2 of the Registration Statement and the first, second third and fourth amendments thereto, filed on June 14, 2021 (“Amendment No. 1”), June 28, 2021 (“Amendment No. 2”), July 27, 2021 (“Amendment No. 3”) and September 8, 2021 (“Amendment No. 4”), respectively, pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registration Statement, as amended, was automatically effective sixty days after it was initially filed with the Securities and Exchange Commission and the Company is currently subject to the requirements of the Exchange Act and the rules promulgated thereunder.

This Amendment No. 5 should be read in conjunction with the Registration Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, and continues to speak as of the dates thereof. Accordingly, this Amendment No. 5 does not reflect events occurring after the filing of the Registration Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, or modify or update any related or other disclosures or amend any items included therein, other than Item 2 as set forth herein.

ITEM 2. FINANCIAL INFORMATION.

Summary Historical Financial Data and Financial Data Provided by Conrex I and Conrex II

Summary Historical Financial Data

The following tables set forth, for the periods and dates indicated, our summary historical consolidated financial data. We have derived the statement of operations data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements appearing elsewhere in this Form 10. We have derived the statement of operations data for the three months ended March 31, 2021 and 2020 and the balance sheet data as of March 31, 2021 from our unaudited consolidated financial statements appearing elsewhere in this Form 10. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and unaudited interim consolidated financial statements and the related notes to those financial statements included elsewhere in this Form 10.

(in thousands, except per share data)	For the Three Months Ended March 31, (unaudited)		For the Years Ended December 31, (audited)
Statement of Operations Data:	2021	2020	2020	2019
Total revenues	$30,628	$17,103	$76,454	$52,324
Total expenses	30,685	17,632	77,470	53,944
Loss on sales of real estate	(75)	(26)	(930)	(44)

Operating loss	(132)	(555)	(1,946)	(1,664)
Casualty gain (loss), net of insurance proceeds	(9)	—	281	22

Net loss	(141)	(555)	(1,665)	(1,642)
Dividends on and accretion to redemption value of Redeemable Series A preferred stock	2,206	—	1,052	—
Net loss attributable to redeemable noncontrolling interests in the OP	(35)	(190)	(570)	(967)

Net loss attributable to common stockholders	$(2,312)	$(365)	$(2,147)	$(675)

Weighted average common shares outstanding - basic	10,417	5,907	7,175	3,221

Weighted average common shares outstanding - diluted	10,417	5,907	7,175	3,221

Loss per share – basic	$(0.22)	$(0.06)	$(0.30)	$(0.21)

Loss per share – diluted	$(0.22)	$(0.06)	$(0.30)	$(0.21)

(in thousands)	As of March 31, (unaudited)	As of December 31, (audited)
Balance Sheet Data:	2021	2020	2019
Cash and restricted cash	51,776	$37,096	$17,830
Total assets	1,347,881	$779,968	$536,636
Total debt	799,229	$347,709	$315,889
Total temporary equity (1)	248,436	$212,157	$93,933
Total stockholders’ equity	252,000	$174,322	$107,471

As of March 31, (unaudited)
2021
Other Data (unaudited):
Number of Homes	13,693
Occupancy (2)	97.5%
Avg Effective Monthly Rent	$1,039
Avg Sq Ft	1,318
% of homes that have been renovated	66.7%
% of homes to be renovated	33.3%
% of homes to be sold	0.0%
% of homes in good condition	90.3%

(1)	Includes the Company’s Series A Preferred Stock and redeemable noncontrolling interests in the Operating Partnership.
(2)	Occupancy is calculated as the number of units occupied as of a specific date, divided by the total number of stabilized units as of that date, expressed as a percentage.

Summary Financial Data Provided by Conrex I and Conrex II

On January 22, 2021, we acquired a portfolio of 1,725 SFR properties from an unaffiliated third-party for approximately $228.0 million (the “Conrex I Acquisition”). In addition to the $228.0 million purchase price, in connection with the Conrex I Acquisition, we paid an acquisition fee of approximately $2.5 million to the Manager which was capitalized as a transaction cost. On March 1, 2021, we acquired a portfolio of 2,170 SFR properties from an unaffiliated third-party for approximately $282.9 million (the “Conrex II Acquisition”). In addition to the $282.9 million purchase price, in connection with the Conrex II Acquisition, we paid an acquisition fee of approximately $3.0 million to the Manager which was capitalized as a transaction cost. We refer to the portfolios purchased in the Conrex I Acquisition and the Conrex II Acquisition as the “Acquired Portfolios.” The Acquired Portfolios only include the homes retained in the Conrex I Acquisition and the Conrex II Acquisition, (i.e., net of any simultaneous dispositions). Please see Item 1. “Business—Subsequent Material Acquisitions—Conrex Acquisitions” for additional information about the acquisitions.

In connection with the Conrex I Acquisition and Conrex II Acquisition, we did not receive historical audited or unaudited financial statements for the periods or dates presented relating to the Acquired Portfolios. Further, the sellers have not provided us with the information needed to prepare Rule 3-14 financial statements. However, in connection with our underwriting and analysis of the Acquired Portfolios, we received net operating income (“NOI”) data from the sellers. NOI is a non-GAAP financial measure that reflects the operating performance of properties but does not measure performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. Additionally, the sellers may have used different methods for calculating NOI than we do, and, accordingly, the provided NOI may not be comparable to our NOI or to similarly titled measures reported by other companies that do not define NOI exactly as the sellers did. For additional information regarding NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measurements - Net Operating Income.”

The NOI data received for the Conrex I Acquisition was for the period from January 1, 2020 through June 30, 2020 and consisted of the below (dollars in thousands):

Revenues	$12,217

Operating expenses:
Insurance	1,915
Real estate taxes	128
HOA fees	94
Repairs and maintenance	1,649
Utilities	216
Property management fees	929

Total operating expenses:	4,931

Net Operating Income	$7,286

The NOI data received for the Conrex II Acquisition was for the year ended December 31, 2020 and consisted of the below (dollars in thousands):

Revenues	$21,629

Operating expenses:
Insurance	428
Real estate taxes	2,893
HOA fees	34
Repairs and maintenance	3,153
Utilities	388
Property management fees	1,709
Property general and administrative	1,312

Total operating expenses:	9,917

Net Operating Income	$11,712

The NOI data has been presented for information purposes only and is not necessarily indicative of future results of the Acquired Portfolios. Future results may differ materially from the NOI information provided by the sellers. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Form 10. Our management believes the assumptions underlying the Company’s financial statements and accompanying notes are reasonable. However, the Company’s financial statements and accompanying notes may not be an indication of our financial condition and results of operations in the future.

Overview

The Company is an owner and operator of single-family homes for lease. As of March 31, 2021, our Portfolio consisted of 13,687 SFR homes primarily located in the midwestern, heartland and southeastern United States. As of March 31, 2021, the Portfolio had occupancy of approximately 87.0% with a weighted average monthly effective rent of $1,039 per occupied home. As of March 31, 2021, the Portfolio had a stabilized occupancy of approximately 97.5% with a weighted average monthly stabilized effective rent of $1,001 per occupied home and 53.3% of homes in our Portfolio were excluded from being stabilized under the NRHC definition either because the homes were in rehabilitation or were purchased with tenants in place. Substantially all of the Company’s business is conducted through the Operating Partnership, as the Company owns its homes indirectly through the Operating Partnership. VineBrook Homes OP GP, LLC, is the general partner of the Operating Partnership. As of March 31, 2021, there were 12,988,961 OP Units outstanding, of which 9,513,087, or 73.2%, were owned by the Company. Please see the notes to the financial statements included within this Form 10 for the breakdown of the non-controlling ownership of our Operating Partnership.

As of December 31, 2020, our Portfolio consisted of 9,282 SFR homes primarily located in the midwestern, heartland and southeastern United States. As of December 31, 2020, the Portfolio had occupancy of approximately 83.7% with a weighted average monthly effective rent of $969 per occupied home. As of December 31, 2020, the Portfolio had a stabilized occupancy of approximately 96.5% with a weighted average monthly effective rent of $989 per occupied stabilized home and 36.6% of homes in our Portfolio were excluded from being stabilized under the NRHC definition either because the homes were in rehabilitation or were purchased with tenants in place. As of December 31, 2020, there were 11,479,785 OP Units outstanding, of which 8,045,094, or 70.1%, were owned by the Company. Please see the notes to the financial statements included within this Form 10 for the breakdown of the non-controlling ownership of our Operating Partnership.

We are primarily focused on acquiring, renovating, leasing, maintaining and otherwise managing SFR home investments primarily located in large to medium size cities and suburbs located in the midwestern, heartland and southeastern United States. We intend to employ targeted management and a value-add program at a majority of our homes in an attempt to improve rental rates and the net operating income (“NOI”) at our homes, maximize cash flow, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders. We are externally managed by the Adviser through the Advisory Agreement, for an initial term ending November 1, 2021 which will automatically renew for one-year terms thereafter.

We began operations on November 1, 2018 as a result of the acquisition of various partnerships and limited liability companies owned and operated by the VineBrook Executives and other third parties, which owned the Initial Portfolio of approximately 4,129 SFR assets located in Ohio, Kentucky and Indiana for a total purchase price of approximately $330.2 million, including closing and financing costs of approximately $6.0 million. On November 1, 2018, the Company accepted subscriptions for 1,097,367 shares of our common stock for gross proceeds of approximately $27.4 million in connection with the Formation Transaction. The proceeds from the issuance of such shares of our common stock were used to acquire OP Units. The Operating Partnership used the capital contribution from the Company to fund a portion of the purchase price for the Initial Portfolio. The remaining purchase price and closing costs were funded by a capital contribution totaling $70.7 million from NREO, $8.6 million of equity rolled over from VineBrook Executives, and $241.4 million from a Federal Home Loan Mortgage Corporation (“Freddie Mac”) mortgage provided by KeyBank N.A (“KeyBank”).

On August 28, 2018, the Company authorized the offering of 40,000,000 shares of our common stock through a continuous private placement, under regulation D of the Securities Act of 1933 (and various state securities law provisions) for a maximum of $1.0 billion of its shares of our common stock. The Private Offering expires on November 1, 2023 but may be extended for up to two times for one year each. The initial offering price for shares of our common stock sold through the Private Offering was $25.00 per share. The Company conducts periodic closings and sells shares of our common stock at a purchase price generally equal to NAV as determined using the Valuation Methodology and as recommended by the Adviser and approved by the Pricing Committee, plus applicable fees and commissions. For sales through Raymond James & Associates, Inc. (“Raymond James”), the purchaser subscribes for a gross amount based on NAV and separately pays the applicable fees upfront from the purchaser’s account with Raymond James. For sales through a broker-dealer other than Raymond James, the purchaser subscribers from a gross amount based on a public offering price (“POP”) which includes the applicable upfront fees and commissions. Additionally, an independent third-party valuation firm assesses and evaluates the appropriateness of our NAV calculations on a quarterly basis. NAV may differ from the values of our real estate assets as calculated in accordance with GAAP.

NexPoint Securities, Inc., an entity under common ownership with the Adviser, serves as the dealer manager (the “Dealer Manager”) for the Private Offering and Raymond James & Associates, Inc. and other unaffiliated broker-dealers serve as placement agents through selling agreements between each placement agent and the Company.

COVID-19

The COVID-19 pandemic could have material and adverse effects on our financial condition, results of operations, and cash flows in the near term. In response to the COVID-19 pandemic, in March 2021, Congress finalized the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the COVID-19 pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021. Since the outbreak, we have provided limited payment plans if certain criteria are met by residents. The duration of a payment plan is determined on a case by case basis, and ultimately the tenant is expected to make rent payments in full over time. As of March 31, 2021, approximately 0.7% of our residents were on a limited payment plan. The Company has not granted any direct rent reductions to residents as of March 31, 2021. The Company continues to closely monitor the impact of the COVID-19 pandemic on all aspects of our business.

Our Portfolio

Since our formation, we have significantly grown our portfolio of homes. When the Company began operations on November 1, 2018, the Initial Portfolio consisted of 4,129 homes located in Ohio, Kentucky and Indiana. As of March 31, 2021 and 2020, the Company, through the Operating Partnership’s SPEs, indirectly owned an interest in 13,693 and 7,431 homes, respectively in 16 and 14 states, respectively. As of March 31, 2021 and 2020, the Portfolio had occupancy of 87.0% and 77.4%, respectively, and the weighted average monthly effective rent of $1,039 and $940, respectively per occupied home. As of March 31, 2021 and 2020, the occupancy of stabilized homes in our Portfolio was 97.5% and 94.7%, respectively, and the weighted average effective rent of occupied homes was $1,001 and $958, respectively. As of March 31, 2021 and 2020, 53.3% and 38.0%, respectively, of homes in our Portfolio were excluded from being stabilized under the NRHC definition either because the homes were in rehabilitation or were purchased with tenants in place.

As of December 31, 2020, the Company, through the Operating Partnership’s SPEs, indirectly owned an interest in 9,282 homes in 10 states. As of December 31, 2019, the Company, through the Operating Partnership’s SPEs, indirectly owned an interest in 6,910 homes. As of December 31, 2020 and 2019, the Portfolio had occupancy of 83.7% and 81.3% (excluding third-party managed units), respectively, and the weighted average monthly effective rent of $969 and $936 (excluding third-party managed units), respectively. As of December 31, 2020 and 2019, the occupancy of stabilized homes in our Portfolio was 96.5% and 94.0%, respectively, and the weighted average effective rent of stabilized occupied homes was $989 and $952, respectively. As of December 31, 2020 and 2019, 36.6% and 37.2%, respectively, of homes in our Portfolio were excluded from being “stabilized homes” either because the homes were in rehabilitation or were purchased with tenants in place.

Conrex Acquisitions

We expect the portfolio acquired in the Conrex I Acquisition to add between $17.5 million and $22.5 million in revenue as well as add between $6.0 million and $10.0 million in operating expenses to our 2021 results of operations. The anticipated increase in revenue related to Conrex I is expected to be primarily related to increases in rental revenue on 1,584 homes acquired with tenants in place and between 90 and 140 homes acquired without tenants in place that will be leased during 2021. The anticipated increase in operating expenses related to Conrex I is expected to be primarily related to increases between $3.0 million and $4.0 million in property taxes, between $1.0 million and $2.0 million in property management fees, between $1.3 million and $2.3 million in repairs and maintenance, between $0.2 million and $0.7 million in utilities and between $0.5 million to $1.0 million in insurance.

We expect the portfolio acquired in the Conrex II Acquisition to add between $20.0 million and $25.0 million in revenue as well as add between $6.0 million and $11.0 million in operating expenses to our 2021 results of operations. The anticipated increase in revenue related to Conrex II is expected to be primarily related to increases in rental revenue on 2,033 homes acquired with tenants in place and 85 and 135 homes acquired without tenants in place that will be leased during 2021. The anticipated increase in operating expenses related to Conrex II is expected to be primarily related to increases between $3.0 million and $4.0 million in property taxes, between $1.0 million and $2.0 million in property management fees, between $1.0 million and $3.0 million in repairs and maintenance, between $0.5 million and $1.0 million in utilities and between $0.5 million and $1.0 million in insurance.

Overall, we expect both these portfolios to continue to be accretive to our results of operations as we increase the Acquired Portfolios’ respective occupancies and effective rents.

Components of Revenues and Expenses

The following is a description of the components of our revenues and expenses.

Revenues

Rental Income. Our revenues are derived primarily from rental revenue, net of any concessions and uncollectible amounts, collected from residents of our single-family homes under lease agreements which typically have a term of one year. Also included are utility reimbursements, late fees, pet fees, and other rental fees charged to tenants.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, application fees, move-out fees, and other miscellaneous fees charged to tenants.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, turn costs, leasing costs and the associated salary and employee benefit costs, utilities, vehicle leases and HOA fees. Certain turn costs are capitalized to buildings and improvements if they improve the condition of the home or return it to its original condition and exceed $1,500 in cost. Upon being occupied, expenditures up to $1,500 for ordinary repairs and maintenance thereafter are expensed as incurred, and we capitalize expenditures that improve the condition of the home in excess of $1,500.

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each home. Insurance includes the cost of property, general liability, and other needed insurance for each property.

Property management fees. Property management fees include fees paid to the Manager for managing each property (see Note 11 to our consolidated financial statements).

Advisory fees. Advisory fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 11 to our consolidated financial statements).

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, tax preparation fees, board of director fees, equity-based compensation expense, investor relations costs and corporate payroll.

Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, legal fees, general office supplies, and other administrative related costs.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our homes and amortization of acquired in-place leases, recognized over their respective useful lives.

Interest expense. Interest expense primarily includes the cost of interest expense on debt, payments and receipts related to our interest rate swap agreements and the amortization of deferred financing costs.

Loss on sales of real estate. Loss on sales of real estate includes the loss recognized upon sales of homes. Loss on sales of real estate is calculated by deducting the carrying value of the real estate and costs incurred to sell the properties from the sales prices of the homes.

Casualty gain/(loss). Casualty gain/(loss) includes the gain or loss incurred on homes, net of insurance proceeds received, that experience an unexpected and unusual event such as a natural disaster or fire.

Results of Operations for the Three Months Ended March 31, 2021 and 2020

The three months ended March 31, 2021 compared to the three months ended March 31, 2020

The following table sets forth a summary of our operating results for the three months ended March 31, 2021 and 2020 (in thousands):

	For the Three Months Ended March 31,
	2021	2020	$ Change
Total revenues	$30,628	$17,103	$13,525
Total expenses	(30,685)	(17,632)	(13,053)
Loss on sales of real estate	(75)	(26)	(49)

Operating loss	(132)	(555)	423
Casualty loss, net of insurance proceeds	(9)	—	(9)

Net loss	(141)	(555)	414

Dividends on and accretion to redemption value of Redeemable Series A preferred stock	2,206	—	2,206
Net loss attributable to redeemable noncontrolling interests in the OP	(35)	(190)	155

Net loss attributable to common stockholders	$(2,312)	$(365)	$(1,947)

The change in our net loss between the periods primarily relates to increases in total property operating expenses of $6.0 million, depreciation and amortization expense of $3.1 million, advisory fees of $0.6 million, corporate general and administrative expenses of $1.0 million, and interest expense of $2.4 million, partially offset by an increase in rental income of $13.4 million.

Revenues

Rental income. Rental income was $30.1 million for the three months ended March 31, 2021 compared to $16.7 million for the three months ended March 31, 2020, which was an increase of $13.4 million. The increase between the periods was primarily due to our acquisition activity and increases in rental rates in 2021.

Other income. Other income was $0.5 million for the three months ended March 31, 2021 compared to $0.4 million for the three months ended March 31, 2020. The increase between the periods was primarily due to our acquisition activity in 2021.

Expenses

Property operating expenses. Property operating expenses were $5.2 million for the three months ended March 31, 2021 compared to $3.4 million for the three months ended March 31, 2020, which was an increase of $1.8 million. The increase between the periods was primarily due to our acquisition activity in 2021. For the three months ended March 31, 2021 and 2020, turn costs represented approximately 17% and 20%, respectively, of our property operating expenses.

Real estate taxes and insurance. Real estate taxes and insurance were $6.3 million for the three months ended March 31, 2021 compared to $3.1 million for the three months ended March 31, 2020, which was an increase of $3.2 million. The increase between the periods was primarily due to our acquisition activity in 2021 as well as increases in our real estate taxes as a result of increases in property valuations.

Property management fees. Property management fees were $2.0 million for the three months ended March 31, 2021 compared to $1.4 million for the three months ended March 31, 2020, which was an increase of $0.6 million. The increase between the periods was primarily due to our acquisition activity and increases in rental rates in 2021.

Advisory fees. Advisory fees were $1.3 million for the three months ended March 31, 2021 compared to $0.7 million for the three months ended March 31, 2020, which was an increase of $0.6 million. The increase between the periods was primarily due to our equity raising activity in 2021 and increases in total debt principal outstanding.

Corporate general and administrative expenses. Corporate general and administrative expenses were $1.5 million for the three months ended March 31, 2021 compared to $0.5 million for the three months ended March 31, 2020, which was an increase of $1.0 million. The increase between the periods was primarily due to increases in equity-based compensation expense and other corporate expenses as our operations continued to gain scale.

Property general and administrative expenses. Property general and administrative expenses were $1.3 million for the three months ended March 31, 2021 compared to $0.8 million for the three months ended March 31, 2020, which was an increase of $0.5 million. The increase between the periods was primarily due to our acquisition activity in 2021.

Depreciation and amortization. Depreciation and amortization costs were $8.0 million for the three months ended March 31, 2021 compared to $4.9 million for the three months ended March 31, 2020, which was an increase of $3.1 million. The increase between the periods was primarily due to our acquisition activity in 2021.

Interest expense. Interest expense was $5.1 million for the three months ended March 31, 2021 compared to $2.7 million for the three months ended March 31, 2020, which was an increase of $2.4 million. The increase between the periods was primarily due to an increase on interest on debt, as we increased our total debt principal outstanding during 2021. The following table details the various costs included in interest expense for the three months ended March 31, 2021 and 2020 (in thousands):

	For the Three Months Ended March 31,
	2021	2020	$ Change
Interest on debt	$4,595	$2,547	$2,048
Amortization of deferred financing costs	531	167	364

Total	$5,126	$2,714	$2,412

Loss on sales of real estate. Loss on sales of real estate was $0.1 million for the three months ended March 31, 2021 compared to less than $0.1 million for the three months ended March 31, 2020, which was an increase of approximately less than $0.1 million. During the three months ended March 31, 2021, we sold 4 homes; during the three months ended March 31, 2020, we sold 9 homes. The homes sold were generally not part of the Company’s expansion strategy but were acquired as part of larger portfolio transactions. The homes sold were immediately categorized as held for sale upon acquisition and were subsequently sold.

Casualty loss, net of insurance proceeds. Casualty loss, net of insurance proceeds, was less than $0.1 million for the three months ended March 31, 2021. No casualty gain or loss was recognized during the three months ended March 31, 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019

The year ended December 31, 2020 compared to the year ended December 31, 2019

The following table sets forth a summary of our operating results for the years ended December 31, 2020 and 2019 (in thousands):

	For the Year Ended December 31,
	2020	2019	$ Change
Total revenues	$76,454	$52,324	$24,130
Total expenses	(77,470)	(53,944)	(23,526)
Loss on sales of real estate	(930)	(44)	(886)

Operating loss	(1,946)	(1,664)	(282)
Casualty gain, net of insurance proceeds	281	22	259

Net loss	(1,665)	(1,642)	(23)
Dividends on and accretion to redemption value of Redeemable Series A preferred stock	1,052	—	1,052
Net loss attributable to redeemable noncontrolling interests in the Operating Partnership	(570)	(967)	397

Net loss attributable to common stockholders	$(2,147)	$(675)	$(1,472)

The change in our net loss between the periods primarily relates to increases in total property operating expenses of $13.6 million, depreciation and amortization expense of $4.4 million, corporate general and administrative expenses of $2.9 million, advisory fees of $1.6 million, interest expense of $1.1 million, partially offset by increases in rental income of $23.9 million.

Revenues

Rental income. Rental income was $74.9 million for the year ended December 31, 2020 compared to $51.0 million for the year ended December 31, 2019, which was an increase of $23.9 million. The increase between the periods was primarily due to our acquisition activity and increases in rental rates and occupancy levels in 2020.

Other income. Other income was $1.6 million for the year ended December 31, 2020 compared to $1.4 million for the year ended December 31, 2019, which was an increase of $0.2 million. The increase between the periods was primarily due to our acquisition activity in 2020, which was partially offset by decreases in certain other income items as a result of the impact of COVID-19 such as move-out charges.

Expenses

Property operating expenses. Property operating expenses were $15.7 million for the year ended December 31, 2020 compared to $10.7 million for the year ended December 31, 2019, which was an increase of $5.0 million. The increase between the periods was primarily due to our acquisition activity in 2020. For the year ended December 31, 2020 and 2019, turn costs represented approximately 17% and 24%, respectively, of our property operating expenses.

Real estate taxes and insurance. Real estate taxes and insurance were $15.4 million for the year ended December 31, 2020 compared to $9.4 million for the year ended December 31, 2019, which was an increase of $6.0 million. The increase between the periods was primarily due to our acquisition activity in 2020 as well as increases in our real estate taxes as a result of increases in property valuations.

Property management fees. Property management fees were $4.6 million for the year ended December 31, 2020 compared to $3.2 million for the year ended December 31, 2019, which was an increase of $1.4 million. The increase between the periods was primarily due to our acquisition activity and increases in rental rates and occupancy levels in 2020.

Advisory fees. Advisory fees were $3.3 million for the year ended December 31, 2020 compared to $1.7 million for the year ended December 31, 2019, which was an increase of $1.6 million. The increase between the periods was primarily due to our equity raising activity in 2020 and increases in total debt principal outstanding.

Corporate general and administrative expenses. Corporate general and administrative expenses were $4.3 million for the year ended December 31, 2020 compared to $1.4 million for the year ended December 31, 2019, which was an increase of $2.9 million. The increase between the periods was primarily due to increases in equity-based compensation expense and other corporate expenses as our operations gained scale.

Property general and administrative expenses. Property general and administrative expenses were $2.8 million for the year ended December 31, 2020 compared to $1.6 million for the year ended December 31, 2019, which was an increase of $1.2 million. The increase between the periods was primarily due to our acquisition activity in 2020.

Depreciation and amortization. Depreciation and amortization costs were $20.4 million for the year ended December 31, 2020 compared to $16.1 million for the year ended December 31, 2019, which was an increase of $4.3 million. The increase between the periods was primarily due to our acquisition activity in 2020.

Interest expense. Interest expense was $10.9 million for the year ended December 31, 2020 compared to $9.8 million for the year ended December 31, 2019, which was an increase of $1.1 million. The increase between the periods was primarily due to an increase on interest on debt, as we increased our total debt principal outstanding during 2020, which was partially offset by a decrease in LIBOR. The following table details the various costs included in interest expense for the years ended December 31, 2020 and 2019 (in thousands):

	For the Year Ended December 31,
	2020	2019	$ Change
Interest on debt	$7,470	$9,866	$(2,396)
Interest rate swap expense	2,714	(450)	3,164
Amortization of deferred financing costs	717	397	320

Total	$10,901	$9,813	$1,088

Loss on sales of real estate. Loss on sales of real estate was $0.9 million for the year ended December 31, 2020 compared to less than $0.1 million for the year ended December 31, 2019, which was an increase of approximately $0.9 million. During the year ended December 31, 2020, we sold 69 homes and during the year ended December 31, 2019, we sold 13 homes. The homes sold were generally not part of the Company’s expansion strategy but were acquired as part of larger portfolio transactions. They were immediately categorized as held for sale and were subsequently sold.

Casualty gain, net of insurance proceeds. Casualty gain, net of insurance proceeds, was $0.3 million for the year ended December 31, 2020 compared to less than $0.1 million for the year ended December 31, 2019, which was an increase of $0.3 million. The increase between the periods was primarily due to an increase in homes affected by fires which resulted in increased insurance proceeds.

Non-GAAP Measurements

Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by our management to evaluate and compare the performance of our properties to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is not affected by (1) the cost of funds, (2) acquisition costs, (3) advisory fees, (4) the impact of depreciation and amortization expenses, (5) gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (6) corporate general and administrative expenses, (8) casualty gains or losses and (9) other gains and losses that are specific to us.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, or in the case of assumed debt, decisions made by others, which may have changed or may change in the future. Acquisition costs and advisory fees are eliminated because they do not reflect continuing operating costs of the property owner. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our homes that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale, which will usually change from period to period. Corporate general and administrative are eliminated because they do not reflect the ongoing operating activity performed at the properties. Casualty gains or losses are excluded because of the infrequent and unusual nature of the sustained damages, they do not reflect continuing operating costs of the property owner and typically the economic impact, aside from deductible or risk retention, is covered by insurance. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these items from net income is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, acquisition costs, casualty gains or losses, advisory fees, depreciation and amortization expense, gains or losses from the sale of properties, and other gains and losses as determined under GAAP, and the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following table, which has not been adjusted for the effects of noncontrolling interests, reconciles our NOI for the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020 and 2019 to net loss, the most directly comparable GAAP financial measure (in thousands):

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2021	2020	2020	2019
Net loss	$(141)	$(555)	$(1,665)	$(1,642)
Adjustments to reconcile net loss to NOI:
Advisory fees	1,291	713	3,271	1,710
Corporate general and administrative expenses	1,481	498	4,313	1,414
Depreciation and amortization	8,044	4,922	20,447	16,081
Interest expense	5,126	2,714	10,901	9,813
Loss on sales of real estate	75	26	930	44
Casualty loss (gain), net of insurance proceeds	9	—	(281)	(22)

NOI	$15,885	$8,318	$37,916	$27,398

Net Operating Income for Our Same Home and Non-Same Home Properties for the Three Months Ended March 31, 2021 and 2020

There are 4,163 homes in our same home pool for the three months ended March 31, 2021 and 2020 (our “Q1 Same Home” properties). To be included as a “Same Home,” homes must have been stabilized for at least 90 days in advance of the first day of the previous period and be held constant for the entirety of the comparable reporting period. For example, Same Home properties for the period ended March 31, 2021 and March 31, 2020 were stabilized by October 1, 2019 and held through March 31, 2021. Same Home properties do not include homes held for sale or in rehabilitation. Homes that are stabilized are included as Same Home properties, whether occupied or vacant. See Item 1 “Business—Our Portfolio” for a discussion of homes included in “stabilized”. We view Same Home NOI as an important measure of the operating performance of our homes because it allows us to compare operating results of homes owned for the entirety of the current and comparable periods and therefore eliminated variations caused by acquisitions or dispositions during the periods.

The following table reflects the revenues, property operating expenses and NOI for the three months ended March 31, 2021 and 2020 for our Q1 Same Home and Non-Same Home properties (dollars in thousands):

	For the Three Months Ended March 31,
	2021	2020	$ Change	% Change
Revenues
Same Home
Rental income	$12,522	$11,648	$874	7.5%
Other income	212	296	(84)	-28.4%

Same Home revenues	12,734	11,944	790	6.6%
Non-Same Home
Rental income	17,614	5,054	12,560	248.5%
Other income	280	105	175	166.7%

Non-Same Home revenues	17,894	5,159	12,735	246.9%

Total revenues	30,628	17,103	13,525	79.1%

Operating expenses
Same Home
Property operating expenses	1,669	1,929	(260)	-13.5%
Real estate taxes and insurance	2,491	1,913	578	30.2%
Property management fees (1)	853	756	97	12.8%
Property general and administrative expenses	13	15	(2)	-13.3%

Same Home operating expenses	5,026	4,613	413	9.0%
Non-Same Home
Property operating expenses	3,484	1,518	1,966	129.5%
Real estate taxes and insurance	3,803	1,218	2,585	212.2%
Property management fees (1)	1,120	606	514	84.8%
Property general and administrative expenses	1,310	830	480	57.8%

Non-Same Home operating expenses	9,717	4,172	5,545	132.9%

Total operating expenses	14,743	8,785	5,958	67.8%

NOI
Same Home	7,708	7,331	377	5.1%
Non-Same Home	8,177	987	7,190	728.5%

Total NOI	$15,885	$8,318	$7,567	91.0%

(1)	Fees incurred to the Manager.

See reconciliation of net income (loss) to NOI above under “—Net Operating Income.”

Same Home Results of Operations for the Three Months Ended March 31, 2021 and 2020

As of March 31, 2021, our Q1 Same Home properties were approximately 98.0% occupied with a weighted average monthly effective rent per occupied home of $1,004. As of March 31, 2020, our Q1 Same Home properties were approximately 95.4% occupied with a weighted average monthly effective rent per occupied home of $961. For our Q1 Same Home properties, we recorded the following operating results for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020:

Revenues

Rental income. Rental income was $12.5 million for the three months ended March 31, 2021 compared to $11.6 million for the three months ended March 31, 2020, which was an increase of approximately $0.9 million, or 7.5%. The increase is related to a 4.5% increase in the weighted average monthly effective rent per occupied apartment unit and a 2.6% increase in occupancy.

Other income. Other income was $0.2 million for the three months ended March 31, 2021 compared to $0.3 million for the three months ended March 31, 2020, which was a decrease of approximately $0.1 million, or 28.4%. The majority of the decrease is related to a $0.1 million, or 29.3%, decrease in move-out charges.

Expenses

Property operating expenses. Property operating expenses were $1.7 million for the three months ended March 31, 2021 compared to $1.9 million for the three months ended March 31, 2020, which was a decrease of approximately $0.2 million, or 13.5%. The majority of the decrease is related to a $0.2 million, or 25.3%, decrease in payroll costs.

Real estate taxes and insurance. Real estate taxes and insurance costs were $2.5 million for the three months ended March 31, 2021 compared to $1.9 million for the three months ended March 31, 2020, which was an increase of approximately $0.6 million, or 30.2%. The majority of the increase is related to a $0.4 million, or 24.6%, increase in property taxes.

Property management fees. Property management fees were $0.9 million for the three months ended March 31, 2021 compared to $0.8 million for the three months ended March 31, 2020, which was an increase of approximately $0.1 million, or 12.8%.

Property general and administrative expenses. Property general and administrative expenses remained flat at less than $0.1 million for the three months ended March 31, 2021 compared to less than $0.1 million for the three months ended March 31, 2020.

Net Operating Income for Our Same Home Properties and Non-Same Home Properties for the Years Ended December 31, 2020 and 2019

There are 3,759 homes in our same home pool for the years ended December 31, 2020 and 2019 (our “Same Home” properties). See “—Net Operating Income for Our Same Home and Non-Same and Non-Same Home Properties for the Three Months Ended March 31, 2021 and 2020” for a discussion of homes included in “same home”. The following table reflects the revenues, property operating expenses and NOI for the years ended December 31, 2020 and 2019 for our Same Home and Non-Same Home properties (dollars in thousands):

	For the Year Ended December 31,
	2020	2019	$ Change	% Change
Revenues
Same Home
Rental income	$43,009	$40,792	$2,217	5.4%
Other income	1,124	1,269	(145)	-11.4%

Same Home revenues	44,133	42,061	2,072	4.9%
Non-Same Home
Rental income	31,856	10,179	21,677	213.0%
Other income	465	84	381	453.6%

Non-Same Home revenues	32,321	10,263	22,058	214.9%

Total revenues	76,454	52,324	24,130	46.1%

Operating expenses
Same Home
Property operating expenses	7,288	7,794	(506)	-6.5%
Real estate taxes and insurance	8,094	7,110	984	13.8%
Property management fees (1)	2,827	2,764	63	2.3%
Property general and administrative expenses	50	53	(3)	-5.7%

Same Home operating expenses	18,259	17,721	538	3.0%
Non-Same Home
Property operating expenses	8,715	2,940	5,494	186.9%
Real estate taxes and insurance	7,313	2,259	5,054	223.7%
Property management fees (1)	1,784	426	1,358	318.8%
Property general and administrative expenses	2,467	1,580	1,168	73.9%

Non-Same Home operating expenses	20,279	7,205	13,074	181.5%

Total operating expenses	38,538	24,926	13,612	54.6%

NOI
Same Home	25,874	24,340	1,534	6.3%
Non-Same Home	12,042	3,058	8,984	293.8%

Total NOI	$37,916	$27,398	$10,518	38.4%

(1)	Fees incurred to Manager.

See reconciliation of net income (loss) to NOI above under “—Net Operating Income.”

Same Home Results of Operations for the Years Ended December 31, 2020 and 2019

As of December 31, 2020, our Same Home properties were approximately 98.2% leased with a weighted average monthly effective rent per occupied home of $1,007. As of December 31, 2019, our Same Home properties were approximately 95.2% leased with a weighted average monthly effective rent per occupied home of $967. For our Same Home properties, we recorded the following operating results for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Revenues

Rental income. Rental income was $43.0 million for the year ended December 31, 2020 compared to $40.8 million for the year ended December 31, 2019, which was an increase of approximately $2.2 million, or 5.4%. The increase is related to a 4.1% increase in the weighted average monthly effective rent per occupied home and a 3.0% increase in occupancy.

Other income. Other income was $1.1 million for the year ended December 31, 2020 compared to $1.3 million for the year ended December 31, 2019, which was a decrease of approximately $0.2 million, or 11.4%. The majority of the decrease is related to a $0.2 million, or 16.1%, decrease in move-out charges.

Expenses

Property operating expenses. Property operating expenses were $7.3 million for the year ended December 31, 2020 compared to $7.8 million for the year ended December 31, 2019, which was a decrease of approximately $0.5 million, or 6.5%. The majority of the decrease is related to a $0.6 million, or 13.1%, decrease in repairs and maintenance costs.

Real estate taxes and insurance. Real estate taxes and insurance costs were $8.1 million for the year ended December 31, 2020 compared to $7.1 million for the year ended December 31, 2019, which was an increase of approximately $1.0 million, or 13.8%. The majority of the increase is related to a $0.6 million, or 9.0%, increase in property taxes as a result of appreciation in property values of our homes and a $0.4 million, or 59.5% increase in insurance costs.

Property management fees. Property management fees remained flat at $2.8 million for the year ended December 31, 2020 compared to $2.8 million for the year ended December 31, 2019.

Property general and administrative expenses. Property general and administrative expenses remained flat at $0.1 million for the year ended December 31, 2020 compared to $0.1 million for the year ended December 31, 2019.

FFO, Core FFO and AFFO

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations (“FFO”) as defined by the National Association of Real Estate Investments Trusts (“NAREIT”), core funds from operations (“Core FFO”) and adjusted funds from operations (“AFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost deprecation and amortization, among other items, from net income (loss), as defined by GAAP. FFO is defined by NAREIT as net income (loss) computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization. We compute FFO in accordance with NAREIT’s definition. Our presentation differs slightly in that we begin with net income (loss) attributable to common stockholders and net income (loss) attributable to NCI of the OP and then make the adjustments to arrive at FFO.

Core FFO makes certain adjustments to FFO, which are either not likely to occur on a regular basis or are otherwise not representative of the ongoing operating performance of our portfolio. Core FFO adjusts FFO to remove items such as casualty gains or losses, the amortization of deferred financing costs and equity-based compensation expense. We believe Core FFO is useful as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

AFFO makes certain adjustments to Core FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and the method of calculating AFFO is divergent across the industry. AFFO adjusts Core FFO to remove recurring capital expenditures. We believe AFFO is useful as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

Basic and diluted weighted average shares in our FFO table includes both our common stock and OP units.

We believe that the use of FFO, Core FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs and makes comparisons of operating results among such companies more meaningful. While FFO, Core FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO, Core FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO, Core FFO and AFFO may not be comparable to FFO, Core FFO and AFFO reported by other REITs.

The three months ended March 31, 2021 as compared to the three months ended March 31, 2020

The following table reconciles our calculations of FFO, Core FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the three month periods ended March 31, 2021 and 2020 (in thousands, except per share amounts):

	For the Three Months Ended March 31,
	2021	2020
Net loss attributable to common stockholders	$(2,312)	$(365)
Net loss attributable to NCI of the OP	(35)	(190)
Depreciation and amortization	8,044	4,922
Loss on sales of real estate	75	26

FFO	5,772	4,393

FFO per share - basic	$0.42	$0.49

FFO per share - diluted	$0.40	$0.48

Casualty (gain)/loss, net of insurance proceeds	9	—
Amortization of deferred financing costs	531	167
Equity-based compensation expense	930	383

Core FFO	7,242	4,943

Core FFO per share - basic	$0.52	$0.55

Core FFO per share - diluted	$0.51	$0.54

Recurring capital expenditures	(797)	(1,037)

AFFO	6,445	3,906

AFFO per share - basic	$0.46	$0.44

AFFO per share - diluted	$0.45	$0.43

Weighted average shares outstanding - basic	13,904	8,971

Weighted average shares outstanding - diluted	14,305	9,165

Dividends declared per share	$0.5301	$0.5301
FFO Coverage - diluted(1)	0.76x	0.90x
Core FFO Coverage - diluted(1)	0.96x	1.02x
AFFO Coverage - diluted(1)	0.85x	0.80x

(1)	Indicates coverage ratio of FFO/Core FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

FFO was $5.8 million for the three months ended March 31, 2021 compared to $4.4 million for the three months ended March 31, 2020, which was an increase of approximately $1.4 million. The change in our FFO between the periods primarily relates to an increase in rental income of $13.4 million, partially offset by total property operating expenses of $6.0 million, depreciation and amortization expense of $3.1 million, advisory fees of $0.6 million, corporate general and administrative expenses of $1.0 million and interest expense of $2.4 million.

Core FFO was $7.2 million for the three months ended March 31, 2021 compared to $4.9 million for the three months ended March 31, 2020, which was an increase of approximately $2.3 million. The change in our Core FFO between the periods primarily relates to an increase in FFO and increases in amortization of deferred financing costs of $0.3 million and equity-based compensation expense of $0.5 million.

AFFO was $6.4 million for the three months ended March 31, 2021 compared to $3.9 million for the three months ended March 31, 2020, which was an increase of approximately $2.5 million. The change in our AFFO between the periods primarily relates to increases in Core FFO and a decrease in recurring capital expenditures of $0.2 million.

The year ended December 31, 2020 as compared to the year ended December 31, 2019

The following table reconciles our calculations of FFO, Core FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the years ended December 31, 2020 and 2019 (in thousands, except per share amounts):

	For the Year Ended December 31,
	2020	2019
Net loss attributable to common stockholders	$(2,147)	$(675)
Net loss attributable to NCI of the OP	(570)	(967)
Depreciation and amortization	20,447	16,081
Loss on sales of real estate	930	44

FFO	18,660	14,483

FFO per share - basic	$1.79	$2.34

FFO per share - diluted	$1.74	$2.32

Casualty gain, net of insurance proceeds	(281)	(22)
Amortization of deferred financing costs	717	397
Equity-based compensation expense	2,638	315

Core FFO	21,734	15,173

Core FFO per share - basic	$2.08	$2.45

Core FFO per share – diluted	$2.02	$2.43

Recurring capital expenditures	(2,844)	(2,312

AFFO	18,890	12,861

AFFO per share - basic	$1.81	$2.08

AFFO per share – diluted	$1.76	$2.06

Weighted average shares outstanding - basic	10,424	6,182

Weighted average shares outstanding – diluted	10,744	6,243

Dividends declared per share	$2.1204	$2.1204

FFO Coverage – diluted(1)	0.82x	1.09x
Core FFO Coverage – diluted(1)	0.95x	1.15x
AFFO Coverage – diluted(1)	0.83x	0.97x

(1) Indicates coverage ratio of FFO/Core FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

FFO was $18.7 million for the year ended December 31, 2020 compared to $14.5 million for the year ended December 31, 2019, which was an increase of approximately $4.2 million. The change in our FFO between the periods primarily relates to an increase in total revenues of $23.9 million, partially offset by an increase in total property operating expenses of $13.6 million, advisory fees of $1.6 million, corporate general and administrative expenses of $2.9 million and interest expense of $1.0 million.

Core FFO was $21.7 million for the year ended December 31, 2020 compared to $15.2 million for the year ended December 31, 2019, which was an increase of approximately $6.5 million. The change in our Core FFO between the periods primarily relates to an increase in FFO and an increase in equity-based compensation expense of $2.3 million.

AFFO was $18.9 million for the year ended December 31, 2020 compared to $12.9 million for the year ended December 31, 2019, which was an increase of approximately $6.0 million. The change in our AFFO between the periods primarily relates to increases in Core FFO and recurring capital expenditures of $0.5 million.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures directly associated with our homes, including:

•	recurring maintenance necessary to maintain our homes;

•	interest expense and scheduled principal payments on outstanding indebtedness;

•	distributions necessary to qualify for taxation as a REIT;

•	advisory fees payable to our Adviser;

•	general and administrative expenses;

•	offering expenses related to raising equity from our Private Offering;

•	property management fees payable to the Manager.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations and existing cash balances. Additionally, as of March 31, 2021, we had significant access to credit through our credit facilities. The Warehouse Facility (as defined below) has an additional $150 million of capacity (based on total borrowings of $100 million as of March 31, 2021 and our ability to increase the total commitment to $250 million) and the JPM facility (as defined below) has an additional $180 million of capacity.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional homes, renovations and other capital expenditures to improve our homes and scheduled debt payments and distributions. We expect to meet our long-term liquidity requirements through various sources of capital, which will include equity issuances through the Private Offering, issuance of preferred equity, draws on our revolving credit facilities, existing working capital, net cash provided by operations, long-term mortgage indebtedness and may include other secured and unsecured borrowings. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

Our homes will require periodic capital expenditures and renovation to remain competitive. Also, acquisitions of new homes will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures and acquisitions through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, acquisitions, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following March 31, 2021.

Cash Flows

The three months ended March 31, 2021 as compared to the three months ended March 31, 2020

The following table presents selected data from our consolidated statements of cash flows for the three months ended March 31, 2021 and 2020 (in thousands):

	For the Three Months Ended March 31,
	2021	2020
Net cash provided by operating activities	$12,250	$5,793
Net cash used in investing activities	(556,805)	(41,521)
Net cash provided by financing activities	559,235	64,866

Change in cash and restricted cash	14,680	29,138
Cash and restricted cash, beginning of period	37,096	17,830

Cash and restricted cash, end of period	$51,776	$46,968

Cash flows from operating activities. During the three months ended March 31, 2021, net cash provided by operating activities was $12.3 million compared to net cash provided by operating activities of $5.8 million for the three months ended March 31, 2020. The change in cash flows from operating activities was mainly due to an increase in total revenues, partially offset by an increase in total property operating expenses.

Cash flows from investing activities. During the three months ended March 31, 2021, net cash used in investing activities was $556.8 million compared to net cash used in investing activities of $41.5 million for the three months ended March 31, 2020. The change in cash flows from investing activities was mainly due to a significant increase in acquisitions and capital expenditures.

Cash flows from financing activities. During the three months ended March 31, 2021, net cash provided by financing activities was $559.2 million compared to net cash provided by financing activities of $64.9 million for the three months ended March 31, 2020. The change in cash flows from financing activities was mainly due to an increase in proceeds from notes payable and credit facilities, and partially due to an increase in proceeds from the issuance of our Shares and our Preferred Shares.

The year ended December 31, 2020 as compared to the year ended December 31, 2019

The following table presents selected data from our consolidated statements of cash flows for the years ended December 31, 2020 and 2019 (in thousands):

	For the Year Ended December 31,
	2020	2019
Net cash provided by operating activities	30,365	16,806
Net cash used in investing activities	(245,470)	(185,542)
Net cash provided by financing activities	234,371	139,869

Change in cash and restricted cash	19,266	(28,867)
Cash and restricted cash, beginning of period	17,830	46,697

Cash and restricted cash, end of period	$37,096	$17,830

Cash flows from operating activities. During the year ended December 31, 2020, net cash provided by operating activities was $30.4 million compared to net cash provided by operating activities of $16.8 million for the year ended December 31, 2019. The change in cash flows from operating activities was mainly due to an increase in total revenues, partially offset by an increase in total property operating expenses.

Cash flows from investing activities. During the year ended December 31, 2020, net cash used in investing activities was $245.5 million compared to net cash used in investing activities of $185.5 million for the year ended December 31, 2019. The change in cash flows from investing activities was mainly due to an increase in acquisitions and capital expenditures.

Cash flows from financing activities. During the year ended December 31, 2020, net cash provided by financing activities was $234.4 million compared to net cash provided by financing activities of $139.9 million for the year ended December 31, 2019. The change in cash flows from financing activities was mainly due to an increase in proceeds from the issuance of our Series A Preferred Stock, and partially due to an increase in proceeds from the issuance of our shares of common stock.

Debt, Derivatives and Hedging Activity

Debt

As of March 31, 2021, we and our subsidiaries had aggregate debt outstanding to third parties of approximately $808.6 million at a weighted average interest rate of 2.5800% and an adjusted weighted average interest rate of 3.1022%. For purposes of calculating the adjusted weighted average interest rate of our debt outstanding, we have included the weighted average fixed rate of 1.4309% for LIBOR based on our combined $320.0 million notional amount of interest rate swap agreements, which effectively fix the interest rate on $320.0 million of our floating rate debt. See Notes 5 and 6 to our consolidated financial statements for additional information.

The following table sets forth a summary of our mortgage loan indebtedness as of March 31, 2021:

	Type	Outstanding Principal as of March 31, 2021	Interest Rate (1)
Initial Mortgage	Floating	$241,400	1.66%
Warehouse Facility	Floating	100,000	2.36%
JPM Facility	Floating	320,000	2.86%
MetLife Note	Fixed	125,000	3.25%
TrueLane Mortgage	Fixed	10,526	5.35%
Colony Note	Fixed	9,318	6.06%
CoreVest Note	Fixed	2,364	6.12%

		$808,608
Debt premium, net (2)		563
Deferred financing costs, net of accumulated amortization of $1,794		(9,942)

		$799,229

(1)	Represents the interest rate as of March 31, 2021. Except for fixed rate debt, the interest rate is one-month LIBOR plus an applicable margin. One-month LIBOR as of March 31, 2021 was 0.1111%.
(2)

The Company reflected valuation adjustments on its assumed fixed rate debt to adjust it to fair market value on the dates of acquisition for the difference between the fair value and the assumed principal amount of debt. The difference is amortized into interest expense over the remaining terms of the debt.

On November 1, 2018, the Operating Partnership, as guarantor, and certain entities that acquired properties from our predecessor, as borrowers, entered into a $241.4 million Freddie Mac mortgage loan (the “Initial Mortgage”) with KeyBank. The Initial Mortgage is secured by certain properties that we acquired from our predecessor and equity pledges of the entities that own those properties and bears interest at a variable rate equal to LIBOR plus 1.55%. The Initial Mortgage is interest-only for the first 48 months of the term and principal amortizes at a rate of 30 years over the last 36 months of the term. The Initial Mortgage matures and is due in full on December 1, 2025.

On September 20, 2019, the Operating Partnership, as guarantor, and VB One, LLC, as borrower, entered into a credit facility (as amended from time to time, the “Warehouse Facility”) with KeyBank. The Warehouse Facility is secured by an equity pledge in certain assets of VB One, LLC and an equity pledge in the equity of VB One, LLC and bears interest at a variable rate equal to LIBOR plus 2.25%. The Warehouse Facility is a full-term, interest-only facility with an initial 36-month term, has one 12- month extension option, and the Company has the right to request an increase in the facility amount of up to $250.0 million. As of March 31, 2021, the commitment amount of the Warehouse Facility was $135.0 million.

On August 22, 2019, the Company, through the Operating Partnership, entered into an approximately $1.3 million subordinated convertible note (the “NREO Note”) with NREO, who is an affiliate of the Adviser. The NREO Note bears interest at a variable rate equal to LIBOR plus 2.25% and is full interest-only. The NREO Note is convertible at any time to equity at the election of the Company or upon its maturity on September 19, 2022. On January 26, 2021, the Company, through the Operating Partnership, paid down the principal of approximately $1.3 million and accrued interest of approximately $0.1 million on the NREO Note. This extinguished the NREO Note.

On September 30, 2019, in relation with the TrueLane Portfolio acquisition, the Operating Partnership, as guarantor, assumed an approximately $10.8 million Freddie Mac mortgage loan (as amended from time to time, the “TrueLane Mortgage”) with Berkadia Commercial Mortgage LLC as a result of the Operating Partnership’s acquisition of True FM 2017-1, LLC. The TrueLane Mortgage is secured by certain of our properties and equity pledges in the entity that owns those properties and bears interest at a fixed rate equal to 5.35%. The TrueLane Mortgage matures and is due in full on February 1, 2028 and requires monthly principal and interest payments.

On October 7, 2020, the Company issued 2,440,000 shares of our Series A Preferred Stock at a price of $25.00 per share, for gross proceeds of $61.0 million before deducting offering costs of approximately $2.3 million. These proceeds were in turn used to purchase 2,440,000 6.50% Series A Cumulative Redeemable Preferred Units of the Operating Partnership (“OP Preferred Units”). The Operating Partnership used $50.0 million of those net proceeds to partially pay down the Warehouse Facility. On January 13, 2021, the Operating Partnership drew $50.0 million under the Warehouse Facility. The proceeds were used to fund a portion of the purchase price of the Conrex I Acquisition. On March 8, 2021, the Operating Partnership paid down $35.0 million under the Warehouse Facility. As of March 31, 2021, the outstanding balance of the Warehouse Facility was $100.0 million.

On December 28, 2020, in relation to the acquisition of a 161-home portfolio, the Operating Partnership provided a non-recourse carveout guaranty related to an approximately $9.2 million mortgage loan assumed by a subsidiary of the Operating Partnership (the “Colony Note”) with Colony American Finance Lender, LLC as a result of the Operating Partnership’s acquisition of SMP Homes 3B, LLC. The Colony Note is secured by the properties in SMP Homes 3B, LLC and an equity pledge in SMP Homes 3B, LLC and bears interest at a fixed rate equal to 6.06%. The Colony Note matures and is due in full on December 9, 2021 and requires monthly principal and interest payments.

On December 28, 2020, in relation the acquisition of a 45-home portfolio, the Operating Partnership provided a non-recourse carveout guaranty related to an approximately $2.4 million mortgage loan assumed by a subsidiary of the Operating Partnership (the “CoreVest Note”) with CoreVest American Finance Lender LLC as a result of the Operating Partnership’s acquisition of SMP Homes 5B, LLC. The CoreVest Note is secured by the properties in SMP Homes 5B, LLC and an equity pledge in SMP Homes 5B, LLC and bears interest at a fixed rate equal to 6.12%. The CoreVest Note matures and is due in full on January 9, 2023 and requires monthly principal and interest payments.

On January 6, 2021, the Company (as guarantor) and VB Two, LLC (as borrower) entered into a $125.0 million note with Metropolitan Life Insurance (the “MetLife Note”). The MetLife Note is secured by equity pledges in VB Two, LLC and its wholly owned subsidiaries and bears interest at a fixed rate of 3.25%. The MetLife Note is interest-only and matures and is due in full on January 31, 2026. The net proceeds received were used to fund a portion of the purchase price of the Conrex I Acquisition.

On March 1, 2021, the Company entered into a non-recourse carveout guaranty and certain wholly owned subsidiaries of VB Three, LLC (as borrowers) entered into a $500.0 million credit agreement with JP Morgan (the “JPM Facility”). The JPM Facility is secured by equity pledges in VB Three, LLC and its wholly owned subsidiaries and bears interest at a variable rate equal to LIBOR plus 2.75%. The JPM Facility is interest-only and matures and is due in full on March 1, 2023. On March 1, 2021, in conjunction with the Conrex II Acquisition, the Company drew $320.0 million on the JPM Facility. As of March 31, 2021, the outstanding balance of the JPM Facility was $320.0 million.

As of March 31, 2021, the Company was in compliance with the debt covenants in each of its debt agreements.

We intend to invest in additional homes as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common stock, preferred stock or other securities or property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock, preferred stock or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovations and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Interest Rate Swap Agreements

We have entered into and expect to continue to enter into interest rate swap and cap agreements with various third parties to fix or cap the floating interest rates on a majority of our floating rate mortgage debt outstanding. The interest rate swap agreements generally have a term of five years and effectively establish a fixed interest rate on debt on the underlying notional amounts. In order to fix a portion of, and mitigate the risk associated with, our floating rate indebtedness (without incurring substantial prepayment penalties or defeasance costs typically associated with fixed rate indebtedness when repaid early or refinanced), we, through the OP, have entered into 5 interest rate swap transactions with KeyBank with a combined notional amount of $320.0 million. As of March 31, 2021, the interest rate swaps we have entered into effectively replace the floating interest rate (LIBOR) with respect to $320.0 million of our floating rate mortgage debt outstanding with a weighted average fixed rate of 1.43%. As of March 31, 2021, interest rate swap agreements effectively covered $320.0 million, or 48%, of our $661.4 million of floating rate debt outstanding. During the term of these interest rate swap agreements, we are required to make monthly fixed rate payments of 1.43%, on a weighted average basis, on the notional amounts, while KeyBank is obligated to make monthly floating rate payments based on LIBOR to us referencing the same notional amounts. For purposes of hedge accounting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, we have designated these interest rate swaps as cash flow hedges of interest rate risk. See Notes 6 and 7 to our consolidated financial statements for additional information.

The interest rate cap agreement has a term of three years, covering the outstanding principal amount of the Initial Mortgage which was required by the lender. Under the interest rate cap agreements, we pay a fixed fee in exchange for the counterparty to pay any interest above a maximum rate. As of March 31, 2021, interest rate cap agreements covered $241.4 million of our $661.4 million of floating rate debt outstanding. The interest rate cap agreement effectively caps LIBOR on $241.4 million of our floating rate mortgage debt at 6.60%.

Reference Rate Reform

On March 5, 2021, the FCA announced that LIBOR will no longer be published after June 30, 2023. This announcement has several implications, including setting the spread that may be used to automatically convert contracts from LIBOR to SOFR. Additionally, banking regulators are encouraging banks to discontinue new LIBOR debt issuances by December 31, 2021.

The Company anticipates that LIBOR will continue to be available at least until June 30, 2023. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

The Company has contracts that are indexed to LIBOR and we are monitoring and evaluating the related risks, which include interest on loans and amounts received/paid on derivative instruments. These risks arise in connection with transitioning contracts to an alternative rate, including any resulting value transfer that may occur, and are likely to vary by contract. The value of loans, securities, or derivative instruments tied to LIBOR, as well as interest rates on our current or future indebtedness, may also be impacted if LIBOR is limited or discontinued. For some instruments the method of transitioning to an alternative reference rate may be challenging, especially if we cannot agree with the respective counterparty about how to make the transition.

While we expect LIBOR to be available in substantially its current form until at least the end of June 30, 2023, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if a sufficient amount of banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

Alternative rates and other market changes related to the replacement of LIBOR, including the introduction of financial products and changes in market practices, may lead to risk modeling and valuation challenges, such as adjusting interest rate accrual calculations and building a term structure for an alternative rate.

The introduction of an alternative rate also may create additional basis risk and increased volatility as alternative rates are phased in and utilized in parallel with LIBOR.

Adjustments to systems and mathematical models to properly process and account for alternative rates will be required, which may strain the model risk management and information technology functions and result in substantial incremental costs for the company.

REIT Tax Election and Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and expect to continue to qualify as a REIT. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our “REIT taxable income,” as defined by the Code, to our stockholders. Taxable income from certain non-REIT activities would be managed through a TRS and would be subject to applicable U.S. federal, state, and local income and margin taxes.

We did not have a TRS as of March 31, 2021, March 31, 2020, December 31, 2020 and December 31, 2019. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT.

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years.

If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50 percent probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. We have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of March 31, 2021. We and our subsidiaries are subject to U.S. federal income tax as well as income tax of various state and local jurisdictions. The 2020, 2019 and 2018 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our consolidated statements of operations and comprehensive income.

Dividends

We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and

(3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per share of common stock, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our dividends per share may be substantially different than our taxable earnings and GAAP earnings per share.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to a relatively low inflation rate. The majority of our lease terms are for a period of one year or less and reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities. Should inflation return, due to the short-term nature of our leases, we do not believe our results will be materially affected.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. Currently, interest rates are less than historical averages. However, the Federal Reserve, in response to or in anticipation of continued inflation concerns, could continue to raise interest rates. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges, which to date have included interest rate caps and interest rate swap agreements.

Seasonality

We believe that our business and related operating results will be impacted by seasonal factors throughout the year. We experience higher levels of tenant move-outs and move-ins during the late spring and summer months, which impacts both our rental revenues and related turnover costs. Furthermore, our property operating costs are seasonally impacted in certain markets for expenses such as HVAC repairs, turn costs and landscaping expenses during the summer season. Additionally, our single-family properties are at greater risk in certain markets for adverse weather conditions such as extreme cold weather in winter months and hurricanes in late summer months.

Off-Balance Sheet Arrangements

As of March 31, 2021 and 2020 and December 31, 2020 and 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management’s historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required. A discussion of recent accounting pronouncements and our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this Form 10.

Real Estate Investments

Upon acquisition, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Since substantially all of the fair value of our acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets and the acquisitions do not include a substantive process, our purchases of homes or portfolios of homes qualify as asset acquisitions. Accordingly, upon acquisition of a property, the purchase price and related acquisition costs (the “total consideration”) are allocated to land, buildings, improvements, fixtures, and intangible lease assets based upon their relative fair values.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, Fair Value Measurement (“ASC 820”) (see Note 6), is based on an independent third-party valuation firm’s estimate of the fair value of the tangible and intangible assets and liabilities acquired. The Valuation Methodology utilizes market comparable information, depreciated replacement cost and other estimates in allocating value to the tangible assets. The allocation of the total consideration to intangible lease assets represents the value associated with the in-place leases, as one month’s worth of effective gross income (rental revenue, less credit loss allowance, plus other income) as the average downtime of the assets in the portfolio is approximately one month and the assets in the portfolio are leased on a gross rental structure. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized or accreted as interest expense over the life of the debt assumed.

Real estate assets, including land, buildings, improvements, fixtures, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. The Company also incurs costs to prepare acquired properties for rental. These costs are capitalized to the cost of the property during the period the property is undergoing activities to prepare it for its intended use. We capitalize interest costs as a cost of the property only during the period for which activities necessary to prepare an asset for its intended use are ongoing, provided that expenditures for the asset have been made and interest costs have been incurred. Upon completion of the renovation of our properties, all costs of operations, including repairs and maintenance, are expensed as incurred, unless the renovation meets the Company’s capitalization criteria.

Impairment

Real estate assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates or occupancy percentages, as well as significant changes in the economy. In such cases, the Company will evaluate the recoverability of the assets by comparing the estimated future cash flows expected to result from the use and eventual disposition of each asset to its carrying amount and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount. If impaired, the real estate asset will be written down to its estimated fair value. The process whereby we assess our single-family homes for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. No significant impairments on operating properties were recorded during the years ended December 31, 2020 and 2019 or the three months ended March 31, 2021 and 2020.

Recent Accounting Pronouncements

See Note 2 — Summary of Significant Accounting Policies to the consolidated financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this Form 10 for a discussion of recently issued accounting pronouncements.

Implications of being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company,” as defined in the JOBS Act and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” until the earliest of (1) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (2) the last day of the fiscal year in which our annual gross revenues exceed $1.07 billion, (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (4) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We are also a “smaller reporting company” as defined in the Exchange Act, and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VineBrook Homes Trust, Inc.

Date: January 21, 2022	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Chief Financial Officer, Assistant Secretary and Treasurer